                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)1

                           Sight Resource Corporation
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    82655N105
                                    ---------
                                 (CUSIP Number)

                                Carene S. Kunkler
                                6725 Miami Avenue
                             Cincinnati, Ohio 45243
                                 (513) 527-9700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 17, 2003
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82655N105                    13D                    Page 2 of 7 Pages

====================================================================================================================================

1     NAME OF REPORTING PERSON                                                      LA SESTA S.A.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
------------------------------------------------------------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                      (a) [ ]
      (See Instructions)                                                                    (b)

------------------------------------------------------------------------------------------------------------------------------------

3     SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4     SOURCE OF FUNDS (See Instructions)      WC
------------------------------------------------------------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                                                [ ]
------------------------------------------------------------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Luxembourg
------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF             7       SOLE VOTING POWER
                                                                                  6,447,178
                      --------------------------------------------------------------------------------------------------------------
SHARES                8       SHARED VOTING POWER

BENEFICIALLY
                      --------------------------------------------------------------------------------------------------------------
OWNED BY              9       SOLE DISPOSITIVE POWER

EACH                                                                              6,447,178
                      --------------------------------------------------------------------------------------------------------------
REPORTING             10      SHARED DISPOSITIVE POWER

PERSON WITH
------------------------------------------------------------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                   6,447,178
------------------------------------------------------------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                                        [ ]
------------------------------------------------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          12.8%
------------------------------------------------------------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON  (See Instructions)
      CO
====================================================================================================================================

CUSIP No. 82655N105                    13D                    Page 3 of 7 Pages


ITEM 1.  SECURITY AND ISSUER.
-------  --------------------

                  The title of the class of equity securities to which this
Schedule 13D (the "Statement") relates is common stock, par value $.01 per share ("Common Stock"), of Sight Resource Corporation, a Delaware corporation ("SRC"). The principal executive offices of SRC are located at 6725 Miami Avenue, Cincinnati, OH 45243.

ITEM 2.  IDENTITY AND BACKGROUND.
-------  ------------------------

                  This Statement is being filed by La Sesta S.A. ("La Sesta") (the "Reporting Person").

                  La Sesta is a Luxembourg corporation. Its business address is c/o MEVEA s.a.r.l. (attention Mr. R. Meneguz), 6-12 Place d'Armes L-1136, Luxembourg.

                  Directors of La Sesta are:

                  -------------------------------------------------------------------------------------
                                                       Residence or Business             Country of
                       Director                               Address                    Citizenship

                  -------------------------------------------------------------------------------------
                   Marco Brustio                         Piazza Parrocchiale 1               Italy
                                                         21020 Galliate
                                                         Lombardo (VA)
                                                         Italy
                  -------------------------------------------------------------------------------------
                   Giovanni Orsi Mazzucchelli            Via Petrarca 24                     Italy
                                                         21100 Varese
                                                         Italy
                  -------------------------------------------------------------------------------------
                   Marco Orsi Mazzucchelli               Via Petrarca 20                     Italy
                                                         21100 Varese
                                                         Italy
                  -------------------------------------------------------------------------------------

                  Mr. Brustio is a director of SRC.

                  During the last five years, La Sesta has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  During the last five years, La Sesta has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 82655N105                    13D                    Page 4 of 7 Pages


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------          --------------------------------------------------

                 La Sesta holds 6,447,178 shares of Common Stock of SRC. Such shares (or the shares of eyeshop.com inc. which were converted into shares of SRC in connection with the acquisition of eyeshop.com inc by SRC) were acquired by La Sesta through the use of working capital.

ITEM 4.          PURPOSE OF TRANSACTION.
-------          ----------------------

                 (a) Of the shares of Common Stock of SRC held by La Sesta, 2,980,511 were acquired in connection with (i) the acquisition of eyeshop.com inc by SRC and (ii) the related direct purchase of shares from SRC. Information with regard to those transactions appears in Item 4 to the Schedule 13D of La Sesta and certain other parties dated June 4, 2001 and filed with the Securities and Exchange Commission ("SEC") on that date. Such information is hereby incorporated by reference.

                 (b) An additional 3,000,000 shares of Common Stock were acquired by La Sesta pursuant to a Common Stock Purchase Agreement (the "Purchase Agreement") dated December 31, 2002 among SRC, Carlyle Venture Partners, L.P., Carlyle U.S. Venture Partners, L.P., C/S Venture Investors, L.P., Carlyle Venture Coinvestment, L.L.C. (Carlyle Venture Partners, L.P., Carlyle U.S. Venture Partners, L.P., C/S Venture Investors, L.P. and Carlyle Venture Coinvestment, L.L.C. are sometimes collectively referred to herein as the "Carlyle Entities"), E. Dean Butler, Excalibur Investments B.V. and La Sesta. The shares were sold and purchased in a private placement at a purchase price of $0.20 per share. Information with regard to those transactions appears in Item 4 to Amendment 1 to the Schedule 13D of La Sesta filed with the SEC on January 10, 2003. Such information is hereby incorporated by reference.

                 (c) In conjunction with the Stock Purchase Agreement, on December 31, 2002, Mr. Dino Tabacchi, La Sesta, and the Carlyle Entities entered into a Put and Right of First Refusal Agreement (the "Put Agreement"). Under the Put Agreement, the Carlyle Entities were granted the right to require Mr. Tabacchi and La Sesta or their permitted assigns to purchase from the Carlyle Entities an aggregate of up to 7,000,000 shares of Common Stock of SRC at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. Of the 7,000,000 shares, Mr. Tabacchi (and his permitted assigns) may be required to purchase up to 5,600,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $4,000,000), and La Sesta (and its permitted assigns) may be required to purchase up to 1,400,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $1,000,000). On June 30, 2003, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and La Sesta to purchase 2,333,333 shares of Common Stock of SRC, at a purchase price of $.20 per share, as follows:

CUSIP No. 82655N105                    13D                    Page 5 of 7 Pages



---------------------------------------------------------------------------------------------------------
         Carlyle Entity                            Number of Shares        Number of Shares Put to La
                                                  Put to Mr. Tabacchi                Sesta
---------------------------------------------------------------------------------------------------------
Carlyle Venture Partners, L.P.                          1,317,049                     329,262

---------------------------------------------------------------------------------------------------------
Carlyle U.S. Venture Partners,                            174,675                      43,669
L.P.
---------------------------------------------------------------------------------------------------------
C/S Venture Investors, L.P.                               268,972                      67,243
---------------------------------------------------------------------------------------------------------
Carlyle Venture Coinvestment, L.L.C.                      105,970                      26,493
---------------------------------------------------------------------------------------------------------
                                    TOTAL               1,866,666                     466,667
---------------------------------------------------------------------------------------------------------

                 In accordance with such exercise, La Sesta purchased an additional 466,667 shares of Common Stock of SRC at $.20 per share, effective September 17, 2003.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.
-------          ------------------------------------

                 La Sesta owns 6,447,178 shares of Common Stock of SRC, constituting 12.8% of all shares outstanding.

                 La Sesta has sole power to vote or to direct the vote of, and to dispose or direct the disposition of, all shares owned by it.

                 Other than as described in this Statement, no transactions in shares of Common Stock of SRC were effected during the past 60 days by La Sesta.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
------           -------------------------------------------
                 RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                 ------------------------------------------------------

                 (a) Information with respect to contracts, arrangements, understandings or relationships relating to the shares of Common Stock of SRC acquired by La Sesta in connection with the acquisition of eyeshop.com inc by SRC appears in Item 6 of the Schedule 13D of La Sesta and certain other parties dated June 4, 2001 and filed with the SEC on that date. Such information is hereby incorporated by reference.

                 (b) On December 31, 2002, Mr. Dino Tabacchi, La Sesta, and the Carlyle Entities entered into a Put and Right of First Refusal Agreement (the "Put Agreement"). Under the Put Agreement, the Carlyle Entities were granted the right to require Mr. Tabacchi and La Sesta or their permitted assigns to purchase from the Carlyle Entities an aggregate of up to 7,000,000 shares of Common Stock of SRC at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. Of the 7,000,000 shares, Mr. Tabacchi (and his permitted assigns) may be required to purchase up to 5,600,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $4,000,000), and La Sesta (and its permitted assigns) may be required to purchase up to 1,400,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $1,000,000). On June 30, 2003, the Carlyle Entities exercised their respective rights to require Mr. Tabacchi and La Sesta

CUSIP No. 82655N105                    13D                    Page 6 of 7 Pages


purchase 2,333,333 shares of Common Stock of SRC at $.20 per share. Mr. Tabacchi assigned his rights and obligations with respect to such exercise to Excalibur. The purchase and sale of such shares was effective September 17, 2003.

                 The Put Agreement also grants to Mr. Tabacchi and La Sesta the right to purchase shares that the Carlyle Entities propose to sell to a third party. The terms under which Mr. Tabacchi and La Sesta may purchase such shares are to be no less favorable than those offered by the third party purchaser.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.
------           --------------------------------

                Exhibit 1             Common Stock Purchase Agreement dated as of December 30, 2002 (incorporated by reference from Exhibit 10.39 to SRC's Current Report on Form 8-K dated
                                      January 9, 2003 and filed with the SEC on January 10, 2003).

                Exhibit 2             Put and  Right of  First  Refusal  Agreement  dated as of  December  31,  2002
                                      (incorporated  by reference  from Exhibit 2 to Amendment 1 to the Schedule 13D of La Sesta S.A. dated December 31, 2002 and filed with the SEC on that date).

                Exhibit 3             Items 4 and 6 of the Schedule 13D of La Sesta S.A. and certain  other  parties dated  June  4,  2001  and  filed  with  the  SEC  on  that  date  are  hereby incorporated by reference.

                Exhibit 4             Items 4 and 6 of Amendment  No. 1 to the  Schedule 13D of La Sesta S.A.  dated
                                      December 31, 2002 and filed with the SEC on January 10, 2003.

                Exhibit 5             Power of Attorney of La Sesta S.A.  (incorporated  by reference from Exhibit 4 to Amendment 1 to the Schedule  13D of La Sesta S.A.  dated  December 31, 2002 and filed with the SEC on January 10, 2003).


CUSIP No. 82655N105                    13D                    Page 7 of 7 Pages


                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 17, 2003

                                       /s/ Carene Kunkler
                              --------------------------------------------------
                              Carene Kunkler, as Attorney-In-Fact for
                              La Sesta S.A., pursuant to previously filed Power of Attorney (incorporated by reference from
                              Exhibit 4 to Amendment  No. 1 to the  Statement on
                              Schedule  13D for La Sesta,  S.A.  dated  December
                              31, 2002 and filed with the Securities and Exchange Commission on January 10, 2003).